UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Pogo Producing Company
(Name of Issuer)

Common Shares
(Title of Class of Securities)

730448107
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 730448107

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 4,906,092 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 4,906,092 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,906,092 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note:     All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D dated January 24, 2007 and filed January 29, 2007 and Amendment No. 1 to Schedule 13D dated and filed August 16, 2007 (collectively, the “Schedule 13D”) by Third Avenue Management LLC (“TAM”) relating to the shares of common stock (the “Common Shares”), of Pogo Producing Company (the “Company”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information regarding the ownership of Common Shares set forth herein is as of the close of business on September 12, 2007.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is amended as follows:

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) AEGON/Transamerica Series-Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $8,836,935 to acquire 198,167 Common Shares; (ii) AIC Corporate Fund Inc., a mutual fund corporation for which TAM acts as investment advisor, has expended $33,601,047.15 to acquire 670,477 Common Shares; (iii) TA IDEX Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $14,257,555 to acquire 298,559 Common Shares; (iv) Met Investors Series Trust of the Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $70,443,267 to acquire 1,546,078 Common Shares; (v) OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund for which TAM acts as investment advisor, has expended $2,208,474 to acquire 46,068 Common Shares; (vi) Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $80,816,752 to acquire 1,791,017 Common Shares; (vii) Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $2,567,268 to acquire 56,133 Common Shares; (viii) Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $4,944,006 to acquire 112,500 Common Shares; and (ix) various separately managed accounts for which TAM acts as investment advisor have expended a total of $9,131,498.59 to acquire 187,093 Common Shares.  TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

Item 5.    Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 4,906,902 Common Shares, constituting approximately 8.4% of the 58,653,682 Common Shares outstanding.

A.	AEGON/Transamerica Series-Third Avenue Value Portfolio

	(a)	Amount beneficially owned: 198,167 Common Shares.
	(b)	Percent of class: 0.3%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 198,167
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 198,167
		(iv)	Shared power to dispose or direct the disposition: 0

B.	AIC Corporate Fund Inc.

	(a)	Amount beneficially owned: 670,477 Common Shares.
	(b)	Percent of class: 1.1%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 670,477
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 670,477
		(iv)	Shared power to dispose or direct the disposition: 0

C.	TA IDEX Third Avenue Value Fund

	(a)	Amount beneficially owned: 298,559 Common Shares.
	(b)	Percent of class: 0.5%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 298,559
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 298,559
		(iv)	Shared power to dispose or direct the disposition: 0

D.	Met Investors Series Trust of the Third Avenue Small Cap Portfolio

	(a)	Amount beneficially owned: 1,546,078 Common Shares.
	(b)	Percent of class: 2.6%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 1,546,078
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 1,546,078
		(iv)	Shared power to dispose or direct the disposition: 0

E.	OFI Select-Third Avenue US Equity Fund (SICAV)

	(a)	Amount beneficially owned: 46,068 Common Shares.
	(b)	Percent of class: 0.1%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 46,068
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 46,068
		(iv)	Shared power to dispose or direct the disposition: 0

F.	Third Avenue Small Cap Value Fund

	(a)	Amount beneficially owned: 1,791,017 Common Shares.
	(b)	Percent of class: 3.1%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 1,791,017
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 1,791,017
		(iv)	Shared power to dispose or direct the disposition: 0

G.	Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund

	(a)	Amount beneficially owned: 56,133 Common Shares.
	(b)	Percent of class: 0.1%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 56,133
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 56,133
		(iv)	Shared power to dispose or direct the disposition: 0

H.	Third Avenue Value Portfolio of the Third Avenue Variable Series Trust

	(a)	Amount beneficially owned: 112,500 Common Shares.
	(b)	Percent of class: 0.2%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 112,500
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 112,500
		(iv)	Shared power to dispose or direct the disposition: 0

I.	Third Avenue Management Separately Managed Accounts

	(a)	Amount beneficially owned: 187,093 Common Shares.
	(b)	Percent of class: 0.3%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 187,093
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 187,093
		(iv)	Shared power to dispose or direct the disposition: 0

(c) A list of the transactions in the Issuer’s Common Shares that were effected since August 16, 2007 is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 7.      Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:  List of the transactions in the Issuer’s Common Shares that were effected by TAM since August 16, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007

THIRD AVENUE MANAGEMENT LLC

By: /s/ W. James Hall
Name: W. James Hall
Title: General Counsel

SCHEDULE A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
AIC Corporate Fund Inc.	Purchase	08/16/07	10,701	$48.28
AIC Corporate Fund Inc.	Purchase	08/16/07	40,000	$48.86
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/16/07	10,702	$48.28
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/16/07	25,000	$48.86
Separately Managed Accounts	Purchase	08/16/07	500	$48.90
TA IDEX Third Avenue Value Fund	Purchase	08/16/07	8,026	$48.28
Third Avenue Small Cap Value Fund	Purchase	08/16/07	100,000	$48.57
AIC Corporate Fund Inc.	Purchase	08/20/07	12,756	$48.91
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/20/07	63,776	$48.91
Separately Managed Accounts	Purchase	08/20/07	3,189	$48.95
TA IDEX Third Avenue Value Fund	Purchase	08/20/07	6,378	$48.91
AIC Corporate Fund Inc.	Purchase	08/21/07	5,956	$48.43
AIC Corporate Fund Inc.	Purchase	08/21/07	7,244	$49.08
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/21/07	11,914	$48.43
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/21/07	36,224	$49.08
Separately Managed Accounts	Purchase	08/21/07	1,811	$49.12
Separately Managed Accounts	Purchase	08/21/07	1,191	$48.47
TA IDEX Third Avenue Value Fund	Purchase	08/21/07	2,383	$48.43
TA IDEX Third Avenue Value Fund	Purchase	08/21/07	3,622	$49.08
AIC Corporate Fund Inc.	Purchase	08/23/07	185	$48.51
AIC Corporate Fund Inc.	Purchase	08/23/07	20,000	$48.94
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/23/07	216	$48.51
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/23/07	30,000	$48.94
Separately Managed Accounts	Purchase	08/23/07	5,000	$48.98
TA IDEX Third Avenue Value Fund	Purchase	08/23/07	10,000	$48.94
AIC Corporate Fund Inc.	Purchase	08/24/07	7,826	$49.61
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/24/07	7,828	$49.61
TA IDEX Third Avenue Value Fund	Purchase	08/24/07	1,565	$49.61
AIC Corporate Fund Inc.	Purchase	08/27/07	42,172	$49.37
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/27/07	42,174	$49.37
TA IDEX Third Avenue Value Fund	Purchase	08/27/07	8,435	$49.37
AIC Corporate Fund Inc.	Purchase	08/31/07	817	$49.64
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	08/31/07	1,023	$49.64
Separately Managed Accounts	Purchase	08/31/07	102	$49.68
TA IDEX Third Avenue Value Fund	Purchase	08/31/07	204	$49.64
AIC Corporate Fund Inc.	Purchase	09/07/07	11,903	$48.84
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	09/07/07	14,877	$48.84
Separately Managed Accounts	Purchase	09/07/07	1,488	$48.88
TA IDEX Third Avenue Value Fund	Purchase	09/07/07	2,976	$48.84
AIC Corporate Fund Inc.	Purchase	09/10/07	9,635	$49.52
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	09/10/07	12,044	$49.52
Separately Managed Accounts	Purchase	09/10/07	1,204	$49.56
TA IDEX Third Avenue Value Fund	Purchase	09/10/07	2,409	$49.52
AIC Corporate Fund Inc.	Purchase	09/11/07	10,761	$49.71
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	09/11/07	13,451	$49.71
Separately Managed Accounts	Purchase	09/11/07	1,345	$49.71
TA IDEX Third Avenue Value Fund	Purchase	09/11/07	2,690	$49.71